Exhibit 99.33

Solaris Announces Results of Annual General Meeting of Shareholders

June 23, 2023 – Vancouver, B.C. – Solaris Resources Inc. (TSX: SLS; OTCQB: SLSSF) (“Solaris” or the “Company”) announces that all matters presented for approval at Solaris’ annual meeting of shareholders held today, as more particularly set out in the Company’s Management Information Circular dated May 9, 2023, have been approved. These matters included:

●	Electing each of the Company’s six nominees as directors of the Company; and

●	Re-appointing KPMG LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and authorizing the audit committee of the board of directors to fix their remuneration.

●	Approving the Company’s Option Plan as more particularly set out in the Management Information Circular for the Meeting.

A summary of the results for the election of the Company’s directors is provided below:

	Votes For		Votes Withheld
Name of Nominee	Number	%	Number	%
Richard Warke	97,059,813	94.89	5,227,936	5.11
Daniel Earle	102,246,300	99.96	41,449	0.04
Poonam Puri	100,504,057	98.26	1,783,692	1.74
Donald R. Taylor	84,082,358	82.20	18,205,391	17.80
Kevin Thomson	101,322,935	99.06	964,815	0.94
Ron Walsh	101,123,599	98.86	1,164,151	1.14

On behalf of the Board of Solaris Resources Inc.

“Daniel Earle”
President & CEO, Director

For Further Information

Jacqueline Wagenaar, VP Investor Relations
Direct: 416-366-5678 Ext. 203
Email: jwagenaar@solarisresources.com

About Solaris Resources Inc.

Solaris is a multi-asset exploration company, advancing a portfolio of copper and gold assets in the Americas, which includes: its primary focus, a world class large-scale resource with expansion and discovery potential at the Warintza Project in Ecuador; discovery potential at its Ricardo Project and Tamarugo Project in Chile; discovery potential at its Capricho and Paco Orco projects in Peru; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.

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